Free Writing Prospectus (To the Prospectus dated August 27, 2008, the Prospectus Supplement dated August 27, 2008 and Index Supplement dated September 22, 2008)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 30, 2009

$[—] 100% Principal Protected Notes due February 27, 2014 Linked to the Performance of a Basket of Commodities and Commodity Indices Medium-Term Notes, Series A, No. C-85

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC‡(Rated AA-/Aa1‡)

Basket Initial Valuation Date:	February 24, 2009

Issue Date:	February 27, 2009

Basket Final Valuation Date:	February 24, 2014*

Maturity Date:	February 27, 2014* (resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denominations of $1,000, and integral multiples of $1,000 in excess thereof

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following commodities and sub-indices (each a “Sub-Index”, and together the “Sub-Indices”) of the S&P GSCI™ Commodity Index (the “S&P GSCI™”) (each a “basket component”, and together, the “basket components”) in weighted allocations:
	Commodities		Weight	C(i) Initial (as defined below)
	Copper, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.		1/8	[—]
	Tin, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.		1/8	[—]
	Gold, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.		1/8	[—]
	Platinum, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.		1/8	[—]

	Sub-Indices of S&P GSCI™ Commodity Index	Reuters Page	Weight	C(i) Initial (as defined below)
	S&P GSCITM Natural Gas Index Excess Return (tracking the price of natural gas)	SPGCNGP	1/8	[—]
	S&P GSCITM Crude Oil Index Excess Return tracking the price of crude oil)	SPGCCLP	1/8	[—]
	S&P GSCITM Livestock Index Excess Return (tracking the price of livestock)	SPGCLVP	1/8	[—]
	S&P GSCITM Agricultural Index Excess Return (tracking the price of agricultural products)	SPGSAGP	1/8	[—]

Maximum Return:	60%-70%** ** The actual maximum return on the Notes will be set on the basket initial valuation date and will not be less than 60%.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

if the basket performance is greater than 0%, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Basket Performance, subject to a maximum return on the Notes of 60%. Accordingly, if the Basket Performance is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Basket Performance)]

provided that if the basket performance is 60% or more, you will receive the maximum return on the Note of 60%, which entitles you to the maximum payment of $1,600.00 for every $1,000 principal amount Note that you hold.

•        if the basket performance is less than or equal to 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = The settlement price or closing level, as applicable, of each basket component on the basket initial valuation date;

C(i) Final = The settlement price or closing level, as applicable, of each basket component on the basket final valuation date; and

W( i) = Weighting of each basket component as indicated above.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	6738QL48 and US06738QL481

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008 and the index supplement dated September 22, 2008, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part and the index supplement dated September 22, 2008. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

•	Index supplement dated September 22, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508199264/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
100%	$1,600.00	60.00%
90%	$1,600.00	60.00%
80%	$1,600.00	60.00%
70%	$1,600.00	60.00%
60%	$1,600.00	60.00%
50%	$1,500.00	50.00%
40%	$1,400.00	40.00%
30%	$1,300.00	30.00%
20%	$1,200.00	20.00%
10%	$1,100.00	10.00%
0%	$1,000.00	0.00%
-10%	$1,000.00	0.00%
-20%	$1,000.00	0.00%
-30%	$1,000.00	0.00%
-40%	$1,000.00	0.00%
-50%	$1,000.00	0.00%
-60%	$1,000.00	0.00%
-70%	$1,000.00	0.00%
-80%	$1,000.00	0.00%
-90%	$1,000.00	0.00%
-100%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
Copper	3330.500	3663.550	10%	1/8	1.25%
Tin	11750.000	13512.500	15%	1/8	1.88%
Gold	897.500	987.250	10%	1/8	1.25%
Platinum	948.000	1137.600	20%	1/8	2.50%
S&P GSCITM Natural Gas Index Excess Return	2.356	3.063	30%	1/8	3.75%
S&P GSCITM Crude Oil Excess Index Return	419.008	565.660	35%	1/8	4.38%
S&P GSCITM Livestock Excess Index Return	216.211	227.021	5%	1/8	0.63%
S&P GSCITM Agricultural Index Excess Return	56.778	76.650	35%	1/8	4.38%

Basket Performance					20.00%

Step 2: Calculate the payment at maturity.

Because the basket performance is equal to or greater than 0% but less than the maximum return of 60.00%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance)]

$1,000 + [$1,000 x (20%)] = $1,200

FWP–3

Therefore, the payment at maturity is $1,200 per $1,000 principal amount Note, representing a 20.00% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
Copper	3330.500	6161.425	85%	1/8	10.63%
Tin	11750.000	21737.500	85%	1/8	10.63%
Gold	897.500	1705.250	90%	1/8	11.25%
Platinum	948.000	1564.200	65%	1/8	8.13%
S&P GSCITM Natural Gas Index Excess Return	2.356	4.006	70%	1/8	8.75%
S&P GSCITM Crude Oil Excess Index Return	419.008	628.511	50%	1/8	6.25%
S&P GSCITM Livestock Excess Index Return	216.211	367.559	70%	1/8	8.75%
S&P GSCITM Agricultural Index Excess Return	56.778	96.523	70%	1/8	8.75%

Basket Performance					73.13%

Step 2: Calculate the payment at maturity.

Because the basket performance exceeds the maximum return of 60.00%, the investor receives a payment at maturity of $1,600.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 3: In this case, the basket performance is negative.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
Copper	3330.500	2997.450	-10%	1/8	-1.25%
Tin	11750.000	11162.500	-5%	1/8	-0.63%
Gold	897.500	987.250	10%	1/8	1.25%
Platinum	948.000	948.000	0%	1/8	0.00%
S&P GSCITM Natural Gas Index Excess Return	2.356	2.239	-5%	1/8	-0.63%
S&P GSCITM Crude Oil Excess Index Return	419.008	356.156	-15%	1/8	-1.88%
S&P GSCITM Livestock Excess Index Return	216.211	227.021	5%	1/8	0.63%
S&P GSCITM Agricultural Index Excess Return	56.778	59.617	5%	1/8	0.63%

Basket Performance					-1.88%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than 0%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date, the payment at maturity and the settlement price or closing level, as applicable, of the basket components on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event with respect to the basket components, see “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset,” “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices,” and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof”; and

•

For a description of further adjustments that may affect one or more of the basket components, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”, “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”

FWP–4

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to the positive basket performance, up to the maximum return on the Notes of 60.00%, or $1,600.00 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the basket initial valuation date.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

It is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, you would be required to mark the portion of your Notes that relates to the Sub-Indices to market at the end of each year (i.e., recognize income the relevant portion of your Notes had been sold for fair market value). In such case, gain or loss recognized with respect to the portion of your Notes that relates to the Sub-Indices should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. Under this alternative treatment, it is also possible that you could be required to recognize gain or loss each time a contract tracked by a Sub- Index rolls.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities.”

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the settlement prices or closing levels, as applicable, of some or all of the basket components were higher than the settlement prices or closing levels, as applicable, on the basket initial valuation date at some time during the term of the Notes but later falls below those initial settlement prices or closing levels, as applicable.

FWP–5

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the basket performance is greater than 0%, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the principal amount multiplied by a maximum return of 60.00%. The actual maximum return on the Notes will be set on the basket initial valuation date.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components or the commodities underlying the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the prices of commodities applicable to the basket; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset Consisting of the Sub-Indices

As the Sub-Indices are each a sub-index of the S&P GSCI™ Excess Return Index, disclosure in the index supplement relating to the methodology for compiling the S&P GSCI™ Excess Return Index accordingly relates as well to the methodology of compiling the Sub-Indices. See the information set forth under “Commodity Indices—S&P GSCI™ Commodity Indices” in the index supplement. Each of the Sub-Indices is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the commodities included in the relevant Sub-Index and (ii) each Sub-Index has a separate normalizing constraint. The dollar weights and daily contract reference prices used in calculating each such normalizing constraint are limited to those of the designated contracts included in the relevant Sub-Index.

Reference Levels

The settlement prices on January 27, 2009 were US$3,330.500/tonne with respect to Copper, US$11,750.000/tonne with respect to Tin, US$897.500/troy ounce with respect to Gold, US$948.000/per troy ounce with respect to Platinum; the closing levels on January 27, 2009 were 2.356 with respect to the S&P GSCITM Natural Gas Index Excess Return, 419.008 with respect to the S&P GSCITM Crude Oil Index Excess Return, 216.211 with respect to the S&P GSCITM Livestock Index Excess Return and 56.778 with respect to the S&P GSCITM Agricultural Index Excess Return.

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily basket components settlement prices or closing levels, as applicable, from January 1, 2000 through January 27, 2009.

We obtained the basket components settlement prices or closing levels, as applicable, below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the basket components settlement prices or closing levels, as applicable, on the basket final valuation date. We cannot give you assurance that the performance of the basket components will result in any return in addition to your initial investment.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FWP–8

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–9

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–10